File No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION FOR AN AMENDED ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (THE “1940 ACT”) GRANTING AN EXEMPTION FROM SECTIONS 23(a), 23(b) AND 63 OF THE 1940 ACT, PURSUANT TO SECTIONS 57(a)(4) AND 57(i) OF THE 1940 ACT AND RULE 17d-1 UNDER THE 1940 ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE 1940 ACT, AND PURSUANT TO SECTION 23(c)(3) OF THE 1940 ACT GRANTING AN EXEMPTION FROM SECTION 23(c) OF THE 1940 ACT

CAPITAL SOUTHWEST CORPORATION
5400 Lyndon B Johnson Freeway, Suite 1300
Dallas, Texas 75240

All Communications, Notices and Orders to:
Mr. Bowen S. Diehl
Chief Executive Officer and President
Capital Southwest Corporation
5400 Lyndon B Johnson Freeway, Suite 1300
Dallas, Texas 75240

Copy to:
Steven B. Boehm, Esq.
Payam Siadatpour, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street, Suite 700
Washington, DC 20001

March 29, 2021

TABLE OF CONTENTS

I. INTRODUCTION	3
II. CAPITAL SOUTHWEST CORPORATION	4
A. Background	4
B. The Business of Capital Southwest	5
C. Capital Southwest’s Incentive Compensation	5
III. EXEMPTION TO ISSUE RESTRICTED STOCK	6
A. Reason for Request	6
B. Applicable Law and Need for Relief	7
C. Capital Southwest’s Legal Arguments	8
IV. TAX WITHHOLDING OBLIGATIONS	14
A. Requested Order	14
B. Tax Consequences of Restricted Stock Awards	14
C. Applicable Law and Need for Relief	15
D. Capital Southwest’s Legal Arguments	15
E. Precedent	16
V. CAPITAL SOUTHWEST’S CONDITIONS	17
VI. CONCLUSION	18
VII. PROCEDURAL MATTERS	18
A. Communications	18
B. Authorization	18
VIII. EXHIBITS	19

Exhibits:

EXHIBIT A	CAPITAL SOUTHWEST CORPORATION 2021 NON-EMPLOYEE DIRECTOR RESTRICTED STOCK AWARD PLAN

EXHIBIT B	RESOLUTION OF THE BOARD OF DIRECTORS OF CAPITAL SOUTHWEST CORPORATION – APPROVAL OF CAPITAL SOUTHWEST CORPORATION 2021 NON-EMPLOYEE DIRECTOR RESTRICTED STOCK AWARD PLAN AND APPLICATION FOR EXEMPTIVE ORDER

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of CAPITAL SOUTHWEST CORPORATION 5400 Lyndon B Johnson Freeway, Suite 1300 Dallas, Texas 75240 File No. 812- Investment Company Act of 1940, as amended

APPLICATION FOR AN AMENDED ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (THE “1940 ACT”) GRANTING AN EXEMPTION FROM SECTIONS 23(a), 23(b) AND 63 OF THE 1940 ACT, PURSUANT TO SECTIONS 57(a)(4) AND 57(i) OF THE 1940 ACT AND RULE 17d-1 UNDER THE ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE 1940 ACT, AND PURSUANT TO SECTION 23(c)(3) OF THE 1940 ACT GRANTING AN EXEMPTION FROM SECTION 23(c) OF THE 1940 ACT

I.   INTRODUCTION

The undersigned applicant, Capital Southwest Corporation (“Capital Southwest” or the “Company”), an internally managed, non-diversified, closed-end investment company that has elected to be regulated as a business development company (a “BDC”)1 under the Investment Company Act of 1940, as amended (the “1940 Act”), hereby applies for and requests an amendment to the prior orders (collectively, the “Prior Orders”)2 of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the 1940 Act3 that granted an exemption from Sections 23(a), 23(b) and 63, pursuant to Sections 57(a)(4) and 57(i) of the 1940 Act and Rule 17d-14 under the 1940 Act authorizing certain joint transactions otherwise prohibited by Section 57(a)(4) under the 1940 Act, and pursuant to Section 23(c)(3) of the 1940 Act granting an exemption from Section 23(c).

The Prior Orders (a) permit Capital Southwest to issue restricted shares of its common stock under the terms of Capital Southwest Corporation 2010 Restricted Stock Award Plan (the “2010 Plan”) as part of the compensation packages for certain of its employees and certain employees of its wholly-owned subsidiaries, and (b) allow Capital Southwest to withhold shares of the Company’s common stock or purchase shares of the Company’s common stock
1 Section 2(a)(48) of the 1940 Act defines a business development company to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.
2 The “Prior Orders” refer to the exemptive order issued by the Commission on October 26, 2010 (see Capital Southwest Corporation, Investment Company Act Release Nos. 29450 (notice) (September 29, 2010) and 29491 (order) (October 26, 2010)) and as amended by the exemptive order issued by the Commission on August 22, 2017 (see Capital Southwest Corporation, Investment Company Act Release Nos. 32742 (notice) (July 25, 2017) and 32787 (order) (August 22, 2017)).
3 Unless otherwise indicated, all section references herein are to the 1940 Act.
4 Unless otherwise indicated, all rule references herein are to rules promulgated under the 1940 Act.

from the Participants (as defined in the 2010 Plan) to satisfy tax withholding obligations relating to the vesting of Restricted Stock (as defined in the 2010 Plan) pursuant to the 2010 Plan.5

Capital Southwest seeks an amendment to the Prior Orders (the “Amended Order”) to permit Capital Southwest to (i) issue Restricted Stock (as defined in the Non-Employee Director Plan, as defined below) as part of the compensation package for non-employee directors of the Board (as defined below) (the “Participants” or the “Non-Employee Directors”) under the Capital Southwest Corporation 2021 Non-Employee Director Restricted Stock Award Plan (the “Non-Employee Director Plan”), and (ii) withhold shares of the Company’s common stock or purchase shares of the Company’s common stock from the Participants to satisfy tax withholding obligations relating to the vesting of Restricted Stock pursuant to the Non-Employee Director Plan. The Applicant is not seeking, and the Applicant acknowledges that the Commission is not granting, an exemption from the requirements of Section 16 of the Securities and Exchange Act, as amended.

II.   CAPITAL SOUTHWEST CORPORATION

A. Background

Capital Southwest is a Texas corporation incorporated on April 19, 1961. Until September 1969, it operated as a small business investment company (“SBIC”) licensed under the Small Business Investment Act of 1958. At that time, Capital Southwest transferred to its wholly-owned subsidiary, Capital Southwest Venture Corporation (“CSVC”), certain assets and its license as a SBIC. CSVC was a closed-end, non-diversified investment company registered under the 1940 Act.  Effective June 14, 2016, CSVC was dissolved and its SBIC license was surrendered. All assets held in CSVC were transferred to Capital Southwest upon dissolution. Prior to March 30, 1988, Capital Southwest was registered as a closed-end, non-diversified investment company under the 1940 Act.  On that date, Capital Southwest elected to be treated as a BDC under the 1940 Act.  As a BDC, Capital Southwest is required to comply with certain requirement requirements. The Company invests primarily in debt securities, including senior debt, second lien and subordinated debt, and also invests in preferred stock and common stock alongside our debt investments or through warrants.

Capital Southwest has elected, and intends to qualify annually, to be treated as a regulated investment company (a “RIC”) under Subchapter M of the U.S. Internal Revenue Code of 1986, as amended, (the “Code”). As a RIC, Capital Southwest generally will not have to pay corporate-level U.S. federal income tax on any ordinary income or capital gains that its distributes to its shareholders as dividends. To continue to maintain its RIC tax treatment, Capital Southwest must meet certain specified requirements.

Capital Southwest trades on the NASDAQ Global Select Market under the symbol “CSWC.”

As of December 31, 2020, there were 22,207,360 and 19,867,848 shares of Capital Southwest’s common stock issued and outstanding, respectively. As of December 31, 2020, Capital Southwest had an aggregate of 21 employees.

Capital Southwest currently has a seven member Board, of whom one is considered to be “interested persons” of Capital Southwest within the meaning of Section 2(a)(19) of the 1940 Act and six are not “interested persons” (the “Non-Interested Directors”). Capital Southwest has six directors who are not officers or employees of Capital Southwest.

5 The right to grant restricted stock awards under the 2010 Plan will terminate ten years after the date that the 2010 Plan was approved by Capital Southwest’s shareholders, which is July 18, 2021. In connection with the termination of the 2010 Plan, the board of directors of Company (the “Board”) approved the Capital Southwest Corporation 2021 Employee Restricted Stock Award Plan (the “2021 Plan”) as part of the compensation packages for certain of its employees, the terms of which are, in all material respects, identical to the 2010 Plan. The Company is seeking relief for the 2021 Plan concurrent to the relief sought in this Application.

B. The Business of Capital Southwest

Capital Southwest is an internally managed, non-diversified closed-end investment company that has elected to be treated as a BDC under the 1940 Act.  Capital Southwest specializes in providing customized financing to middle-market companies in a broad range of investment segments located primarily in the United States. Capital Southwest’s investment objective is to produce attractive risk-adjusted returns by generating current income from its debt investments and capital appreciation from its equity and equity related investments.  Capital Southwest’s investment strategy is to partner with business owners, management teams and financial sponsors to provide flexible financing solutions to fund growth, changes of control, or other corporate events. Capital Southwest invests primarily in senior debt securities, secured by security interests in portfolio company assets. Capital Southwest also invests in equity interests in its portfolio companies alongside its debt securities.

C.   Capital Southwest’s Incentive Compensation

The Board approved the Non-Employee Director Plan as part of the compensation packages for Non-Employee Directors. The Non-Employee Director Plan was approved by the Board as a whole, including a majority of the Non-Interested Directors and the required majority, as defined in Section 57(o) of the 1940 Act (the “Required Majority”), on March 26, 2021. If the Commission issues the Amended Order, the Non-Employee Director Plan will become effective upon receipt of the approval of Capital Southwest’s shareholders.

The Non-Employee Director Plan, a copy of which is attached hereto as Exhibit A, authorizes Capital Southwest to award restricted shares of its common stock to Non-Employee Directors under the Non-Employee Director Plan. A restricted stock award is an award of shares of the Company’s common stock (which have full voting and dividend rights but are restricted with regard to sale or transfer), the restrictions on which lapse ratably over a specified period of time (generally five years). The Restricted Stock will be subject to restrictions on transferability and other restrictions as required by the Compensation Committee of the Board, which is comprised solely of Non-Interested Directors, (the “Compensation Committee”) from time to time.  Except to the extent restricted under the terms of the Non-Employee Director Plan, a Participant granted Restricted Stock will have all the rights of any other shareholder, including the right to vote the Restricted Stock and the right to receive dividends.  During the restriction period (i.e., prior to the lapse of the applicable forfeiture restrictions), the Restricted Stock generally may not be sold, transferred, pledged, hypothecated, margined or otherwise encumbered by the Participant.

Pursuant to the Non-Employee Director Plan, the Board reserved 120,000 shares of restricted stock for issuance to the Participants. Under the Non-Employee Director Plan, the number of shares granted to each Non-Employee Director annually is the equivalent of $50,000 worth of shares of the Company’s common stock based on the market value at the close of the Nasdaq Global Select Market on the date of grant. A restricted stock award is an award of shares of the Company’s common stock, which generally have full voting and dividend rights but are restricted with regard to sale or transfer.  Restricted stock awards are independent of stock grants and are generally subject to forfeiture if the Non-Employee Director resigns prior to the one-year term of service on the Board lapsing. Unless otherwise specified in the award agreement or the Board determines in any individual case, these shares vest at the end of each one-year term of service on the Board. In addition, subject to adjustment as provided in Section 11 of the Non-Employee Director Plan, the maximum amount of Restricted Stock that may be issued under the Non-Employee Director Plan and the 2021 Plan (collectively, the “Plans”) will be 10% of the outstanding shares of common stock of Capital Southwest on the effective date of the Plans6 plus 10% of the number shares of Capital Southwest's common stock issued or delivered by Capital Southwest (other than pursuant to compensation plans)
6 As noted in note 5, the Company is seeking relief for the 2021 Plan concurrent to the relief sought herein. In the event that the effective date of the Non-Employee Director Plan and the 2021 Plan is different, for purposes of calculating compliance with this limit, the number of outstanding shares of common stock of Capital Southwest will be based on the later effective date.

during the term of the Plans.7 In addition, no Participant may be granted more than 25% of the shares of common stock reserved for issuance under the Non-Employee Director Plan, subject to adjustment as provided in Section 11 of the Non-Employee Director Plan.

Each issuance of Restricted Stock under the Non-Employee Director Plan will be approved by the Required Majority of Capital Southwest’s directors on the basis that the issuance is in the best interests of Capital Southwest and its shareholders. The date on which the Required Majority approves an issuance of Restricted Stock will be deemed the date on which the subject Restricted Stock is granted.

After adoption of the Non-Employee Director Plan, the Non-Employee Director Plan will not be modified without obtaining an order of the Commission or the approval of the Commission. The 2021 Plan provides that no grants may be made under the Non-Employee Director Plan in contravention of the 1940 Act.

III. EXEMPTION TO ISSUE RESTRICTED STOCK

Applicant is applying for the Amended Order of the Commission pursuant to Section 6(c) granting an exemption from Sections 23(a), 23(b), and 63, and from Section 57(a)(4) pursuant to Sections 57(a)(4) and 57(i) and Rule 17d-1 to enable Applicant to issue Restricted Stock to the Non-Employee Directors pursuant to the Non-Employee Director Plan, and pursuant to Section 23(c)(3) granting an exemption from Section 23(c). In particular, the Amended Order would (1) enable the Applicant to appropriately compensate Non-Employee Directors in the form of Restricted Stock, in the amount of $50,000 worth of shares of the Company’s common stock based on the market value at the close of the Nasdaq Global Select Market on the date of grant, and (2) allow the Applicant to remain competitive within its sector of the financial services industry to attract and retain qualified Non-Employee Directors.

A.    Reason for Request

1. Compensation Practices in the Asset Management Industry

While Capital Southwest recognizes that non-employee director retention is critical for all companies, the Applicant also believes that the highly specialized nature of its business and the competitiveness of its market make such retention even more critical for Capital Southwest. In that regard, the ability to offer equity-based compensation to the Non-Employee Directors, which aligns Board behavior with shareholder interests and provides a retention tool, is vital to Capital Southwest’s future growth and success.

The Non-Employee Director Plan would enable Applicant to offer Non-Employee Directors compensation packages that are more competitive with those offered by other lending businesses and investment management businesses, which would enhance the ability of Applicant to attract and retain qualified non-employee directors. Offering competitive compensation packages is critical to Applicant’s ability to generate the best possible risk-adjusted returns for its shareholders.

    2. Use of Restricted Stock

Capital Southwest strongly believes that Restricted Stock offers an attractive form of equity-based compensation for Non-Employee Directors. Relative to other forms of equity-based compensation, Restricted Stock will allow Capital Southwest to (1) compete more successfully with commercial banks, investment banks, other publicly traded companies, and private equity funds for qualified non-employee directors; (2) develop superior alignment of
7 For purposes of calculating compliance with this limit, Capital Southwest counts as Restricted Stock all shares of its common stock that are issued pursuant to the Non-Employee Director Plan, less any shares that are forfeited back to Capital Southwest and cancelled as a result of forfeiture restrictions not lapsing.

Applicant’s business strategy, shareholder interests and Board interests; (3) manage dilution and cash expenses associated with equity-based compensation and retainers; and (4) match the return expectations of the business more closely with its equity-based compensation. Capital Southwest believes the Restricted Stock will have a clear and meaningful benefit to its shareholders and its business prospects that supports approval of this application.

Managing Dilution and Cash Expenses

Dilution is an important consideration for shareholders, and Restricted Stock is inherently less dilutive and more predictable than other common forms of equity-based compensation, such as stock options.  Because Restricted Stock has intrinsic value, it takes fewer shares of Restricted Stock to generate a similar level of economic benefit to Non-Employee Directors.  In other words, Capital Southwest believes that the number of shares of Restricted Stock that it will grant will be less than the number of shares that would be subject to options were Capital Southwest to offer equivalent economic incentives only through a stock option plan.

Applicant can also pay less cash compensation if it can issue Restricted Stock to the Participants. Holding down cash compensation, like declaring deemed dividends rather than cash dividends, is significant to the Applicant’s ability to maximize its cash available for investments.

The Board, including the Required Majority, found that permitting an annual grant of Restricted Stock to each Non-Employee Director will allow the Applicant to better align its business plan with stockholder interests based on the nature of the Applicant’s business as well as the characteristics of Restricted Stock. The Board also considered, among other things, the impact the annual grants to Non-Employee Directors have on outside stockholders.

Matching Return Expectations

Restricted Stock motivates behavior that is more consistent with the type of return expectations that Capital Southwest has established for its shareholders.  Capital Southwest’s strategy is to originate high quality, long-term assets and to support the risk management activity of its portfolio companies over a long period of time.  Further, Capital Southwest’s business plan is to execute a methodical and conservative accumulation of assets that have a risk-based pricing premium relative to similar securities.  To this end, Restricted Stock places more value on the quality of originated assets over the quantity of originated assets, and thus, Restricted Stock is an attractive compensation tool for Capital Southwest to align Non-Employee Director interests with shareholder interests.

Capital Southwest’s management and the Board, including the members of the Compensation Committee of the Board, have considered each of the factors discussed above and believe that the issuance of Restricted Stock as a form of equity-based compensation is in the best interests of Capital Southwest’s shareholders and business.

B.    Applicable Law and Need for Relief

Section 63 makes applicable to BDCs the provisions of Section 23(a) generally prohibiting a registered closed-end investment company from issuing securities for services or for property other than cash or securities and of Section 23(b) generally prohibiting a registered closed-end investment company from selling any common stock of which it is the issuer at a price below the stock’s current net asset value, except with the consent of a majority of the company’s common stockholders or under certain other enumerated circumstances not applicable to the Non-Employee Director Plan. Section 63(2) provides that, notwithstanding Section 23(b), a BDC may sell any common stock of which it is the issuer at a price below the current net asset value of such stock and may sell warrants, options, or rights to acquire any such common stock at a price below the current net asset value of such stock if, (1) the holders of a majority of the BDC’s outstanding voting securities, and the holders of a majority of the BDC’s voting securities who are not affiliated persons of the BDC, approved the BDC’s policy and practice of making such sales of securities at the last annual meeting of stockholders within one year immediately prior to any such sale; (2) the Required Majority has determined that such sale would be in the best interests of the BDC and its stockholders; and (3) the Required Majority, in consultation with the underwriter or underwriters of the offering if it is to be underwritten, has determined in good faith, and as of a time immediately prior to the first solicitation by or on behalf of such company of firm commitments to purchase such securities or immediately prior to the issuance of such securities that the price at which such securities are to be sold is not less than a price which closely approximates the market value of those securities, less any distributing commission or discount.

Because Restricted Stock that would be granted under the Non-Employee Director Plan would not meet the terms of Section 63(2)(A) (i.e., the Non-Employee Director Plan will not be approved by the holders of a majority of the company’s outstanding voting securities that are not affiliated persons of the Company), Section 23(b) would prevent the issuance of Restricted Stock.

Section 57(a) proscribes certain transactions between a BDC and persons related to the BDC in the manner described in Section 57(b) (“57(b) persons”), absent a Commission order. Section 57(a)(4) generally prohibits a 57(b) person from effecting a transaction in which the BDC is a joint participant absent such order. Rule 17d-1, made applicable to transactions subject to Sections 57(a)(4) by Section 57(i) to the extent the Commission has not adopted a rule under Section 57(a)(4), generally proscribes participation in a “joint enterprise or other joint arrangement or profit-sharing plan,” which includes, pursuant to paragraph 17d-1(c), a stock option or purchase plan. Employees and directors of a BDC are 57(b) persons. Thus, although a compensation plan involving grants of Restricted Stock is not specifically referred to by Section 57(a)(4) or Rule 17d-1, the issuance of shares of Restricted Stock could be deemed to involve a joint transaction involving a BDC and a 57(b) person in contravention of Section 57(a)(4).

Section 6(c) provides, in part, that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes thereof, from any provision of the 1940 Act, if and to the extent that the exemption is necessary or appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 57(a)(4) and Rule 17d-1, made applicable to BDCs by Section 57(i), provide that the Commission may, by order upon application, grant relief under Section 57(a)(4) and Rule 17d-1 permitting certain joint enterprises or arrangements and profit-sharing plans.  Rule 17d-1(b) further provides that in passing upon such an application, the Commission will consider (i) whether the participation of the BDC in such enterprise, arrangement, or plan is consistent with the policies and purposes of the 1940 Act and (ii) the extent to which such participation is on a basis different from or less advantageous than that of other participants.

C.    Capital Southwest’s Legal Arguments

The Commission and Congress have recognized the need for certain types of investment companies, including closed-end investment companies and SBICs, to offer equity-based compensation to its non-employee directors.

Capital Southwest believes that its ability to offer equity-based compensation in the form of Restricted Stock is necessary for Capital Southwest to attract and retain qualified Non-Employee Directors, and to align that talent with shareholders’ interests.  Capital Southwest believes that its request for the Amended Order is consistent with the policies underlying the provisions of the 1940 Act permitting the use of equity compensation by BDCs as well as prior exemptive relief granted by the Commission.

    1. Similarity to Issuances Currently Permitted under the 1940 Act

Congress recognized the importance of equity-based compensation as a means of attracting and retaining qualified management personnel and directors, including non-employee directors, in the Small Business Investment Incentive Act of 1980 (the “1980 Amendments”).  Section 61, enacted as part of the 1980 Amendments, permits BDCs to issue to their directors, officers, employees and general partners warrants, options and rights to purchase voting securities of such companies pursuant to executive compensation plans in compliance with certain conditions.8  Capital Southwest believes that the issuance of Restricted Stock to Non-Employee Directors for
8 See Section 61(a)(3)(B) of the 1940 Act.

purposes of investor protection under the 1940 Act, is substantially similar to what is currently permitted under Section 61.

Capital Southwest is not aware of any specific discussion in the legislative history of the 1980 Amendments regarding the use of direct grants of stock as incentive compensation; however, the legislative history recognizes the crucial role that equity-based compensation played in the operation of a private equity fund and its ability to attract and retain employees. Congress endowed BDCs with the ability to issue derivative securities to employees in order to ensure that BDCs would be able to compete for skilled personnel in light of compensation practices as they existed in 1980. In the late 1970s, direct grants of stock were not a widely used form of compensation. In fact, publications in the late 1970s indicate that it was stock options – which the 1980 Amendments made permissible for use by BDCs – that were the most widely used type of incentive compensation.9

2. Prior Commission Orders Relating to Compensation for Employees and Non-Employee Directors

Order Relating to the Use of Restricted Stock by a BDC

The important role that restricted stock can play in attracting and retaining qualified personnel, including non-employee directors, has been expressly recognized by the Commission with respect to BDCs.

Sutter Rock Capital Corp. On June 16, 2020, the Commission issued an order granting Sutter Rock Capital Corp. (“Sutter Rock”) relief under Sections 6(c), 23(a), 23(b), 23(c), 57(a)(4), 57(i) and 63 and Rule 17d-1 (the “Sutter Rock Order”). The Sutter Rock Order permits Sutter Rock (i) to issue restricted shares of its common stock as part of the compensation package for certain of its employees, officers, and directors, including non-employee directors, (ii) to withhold shares of its common stock or purchase shares of its common stock from employees, officers, directors, and non-employee directors to satisfy tax withholding obligations relating to the vesting of restricted shares or the exercise of options, and (iii) permit employees, officers, and directors to pay the exercise price of options that will be granted to them pursuant to the plan with shares of common stock.10

Hercules Capital, Inc. On January 30, 2019, the Commission issued an order granting Hercules Capital, Inc. (“Hercules Capital”) relief under Sections 6(c), 23(a), 23(b), 23(c), 57(a)(4), 57(i) and 63 and Rule 17d-1 (the “Hercules Capital Order”). The Hercules Capital Order permits Hercules Capital (i) to issue restricted shares of its common stock as part of the compensation package for certain of its employees, officers, and directors, including non-employee directors, (ii) to withhold shares of its common stock or purchase shares of its common stock from employees, officers, directors, and non-employee directors to satisfy tax withholding obligations relating to the vesting of restricted shares or the exercise of options, and (iii) permit employees, officers, and directors to pay the exercise price of options that will be granted to them pursuant to the plan with shares of common stock.11

Triangle Capital Corporation. On March 21, 2013, the Commission issued an amended order granting Triangle relief under Sections 6(c), 23(a), 23(b), 57(a)(4), 57(i), and 63 and Rule 17d-1 (the “Amended Triangle Order”). The Amended Triangle Order increases the number of restricted shares of common stock Triangle can issue to its non-employee directors.12

Harris & Harris Group, Inc. On April 3, 2012, the Commission issued an order granting Harris & Harris Group, Inc. (“Harris & Harris”) relief under Sections 6(c), 23(a), 23(b), 57(a)(4), 57(i) and Rule 17d-1 (the “Harris & Harris
9 See, “Successors to the Qualified Stock Option” Harvard Business Review (Jan/Feb. 1978) stating: “Stock options predominate among the long-term incentives for executives” and “Restricted stock, once widely used in executive compensation, declined in popularity after the 1969 tax law changes and is now a rarity.” See also, “Annual Survey of Executive Compensation” Business Week (May 14, 1979) stating: “Most companies still use stock option grants and appreciation rights as their predominant incentives.”
10 Sutter Rock Capital Corp., Investment Company Act Release No. 333894 (June 16, 2020).
11 Hercules Capital, Inc., Investment Company Act Release No. 33360 (January 30, 2019).
12 Triangle Capital Corporation, Investment Company Act Release No. 30432 (March 21, 2013).

Order”). The Harris & Harris Order permits Harris & Harris, a BDC, (i) to issue restricted stock pursuant to its equity-based employee and director compensation plan; (ii) to withhold shares of common stock or purchase shares of common stock from directors, officers, and other employees to satisfy tax withholding obligations; and (3) to allow such individuals to pay the exercise price of Options that were granted to them pursuant to a predecessor plan.13

Medallion Financial Corp. On April 26, 2010, the Commission issued an order granting Medallion Financial Corp. (“Medallion”) relief under Sections 6(c), 23(a), 23(b), 57(a)(4), 57(i), and 63 and Rule 17d-1 (the “Medallion Order”). The Medallion Order permits Medallion, a BDC, to issue restricted shares of its common stock, pursuant to an equity compensation plan, as part of compensation packages for certain of its employees and certain employees of its wholly owned subsidiaries.14

Triangle Capital Corporation. On March 18, 2008, the Commission issued an order granting Triangle Capital Corporation (“Triangle”) relief under Sections 6(c), 57(a)(4) and 57(i) and Rule 17d-1 (the “Triangle Order”). The Triangle Order permits Triangle, a BDC, to issue restricted stock pursuant to its equity-based employee and director compensation plan.15

Main Street Capital Corporation. On January 16, 2008, the Commission issued an order granting Main Street Capital Corporation and certain affiliated entities relief under Sections 6(c), 57(a)(4) and 57(i) and Rule 17d-1 (the “Main Street Order”). The Main Street Order permits Main Street Capital Corporation and certain affiliated entities to issue restricted stock pursuant to its equity-based employee compensation plan.16

MCG Capital Corporation. On April 4, 2006, the Commission issued an order granting MCG Capital Corporation (“MCG Capital”) relief under Sections 6(c), 57(a)(4) and 57(i) and Rule 17d-1 (the “MCG Order”). The MCG Order permits MCG Capital Corporation, a BDC, to issue restricted stock pursuant to its equity-based employee and director compensation plans.17

Orders Relating to Use of Equity-Based Compensation by Internally Managed Closed-End Investment Companies

The important role that equity compensation can play in attracting and retaining qualified personnel has been expressly recognized by the Commission with respect to internally managed closed-end investment companies.

Baker, Fentress & Company and Adams Express Company, et al. In 1998, the Commission issued an order granting Baker, Fentress & Company (“Baker Fentress”) exemptive relief from Sections 17(a) and (d), 18(d), and 23(a), (b), and (c) and Rule 17d-1. More recently, in 2005, the Commission issued a similar order granting Adams Express Company and Petroleum and Resources Corporation (“Adams Express”) exemptive relief from Sections 17(d), 18(d), and 23(a), (b), and (c) and Rule 17d-1. These orders permitted the companies to implement broad equity-based compensation plans that included the issuance of restricted stock to their employees.18

13 Harris & Harris Group, Inc., Investment Company Act Release No. 30027 (April 3, 2012).
14 Medallion Financial Corp., Investment Company Act Release No. 29258 (April 26, 2010).
15 In the Matter of Triangle Capital Corporation, Investment Company Act Release No. 28196 (March 18, 2008).
16 Main Street Capital Corporation, Investment Company Act Release No. 28120 (January 16, 2008).
17 MCG Capital Corporation, Investment Company Act Release No. 27280 (April 4, 2006).
18  See Baker, Fentress & Company, Investment Company Act Release No. 23619 (Dec. 22, 1998) (the “Baker Fentress Order”) and Adams Express Company, et. al, Investment Company Act Release No. 26780 (March 8, 2005) (the “Adams Express Order”). Applicant notes that, in each of their respective applications, Adams Express and Baker Fentress cited the legislative history of the 1980 Amendments as standing for the idea that Congress had recognized the importance of equity-based compensation as a means of attracting and retaining qualified management personnel. Both Adams Express and Baker Fentress received orders from the Commission permitting the issuance of equity-based compensation, including direct grants of stock. Baker Fentress and Adams Express. were also granted relief to issue stock options to their Non-Employee Directors.

Although each of the plans permitted under the Adams Express Order and Baker Fentress Order provides a distinct method of providing for equity-based compensation, the fundamental purpose of each is similar; awarding individuals equity-based compensation for competitive purposes, and each was deemed ultimately to benefit the stockholders of the underlying investment company. Importantly, relief in each of the above cases was granted to closed-end funds that had not elected BDC status and, thus, were not within the class of entities that, like Applicant, Congress had determined should be allowed to issue equity compensation to officers, employees and directors.

3.    Standards for Exemption Under Section 6(c)

Section 6(c), which governs Capital Southwest’s request for exemptive relief from Section 23 and 63 provides, in part, that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes thereof, from any provisions of the 1940 Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the 1940 Act’s policy and provisions.19

Necessary or Appropriate in the Public Interest

As indicated above, both the Commission and Congress have long recognized the importance of equity-based compensation in attracting and retaining qualified personnel, including non-employee directors.  Capital Southwest competes for talented employees with banks, private equity funds and other financial services companies that are not investment companies registered under the 1940 Act, all of which are able to offer all types of equity-based compensation, including restricted stock, to their personnel, including non-employee directors, and, therefore, have an advantage over Capital Southwest in attracting and retaining highly qualified personnel, including non-employee directors.  For Capital Southwest to compete on a more equal basis with such organizations, it must be able to attract and retain qualified directors, and offer them comparable compensation packages.

The Non-Employee Director Plan will allow Capital Southwest to competitively compensate its Non-Employee Directors while also aligning the interests of its Non-Employee Directors with the success of Capital Southwest and the interests of its shareholders while preserving cash for further investment.

Consistency with the Protection of Investors

Investors will be protected to at least the same extent that they are currently protected under Section 61(a)(3). The Non-Employee Director Plan has been approved by the Board in accordance with Section 61(a)(3)(A)(iv), and, subject to and following receipt of the Amended Order, the Non-Employee Director Plan will be submitted to Capital Southwest’s shareholders for their approval or disapproval. The proxy statement submitted to Capital Southwest’s shareholders will contain a concise “plain English” description of the Non-Employee Director Plan and its dilutive effective. If the Non-Employee Director Plan is not approved by Capital Southwest's shareholders, it will not be implemented. Thus, Capital Southwest’s shareholders will have the opportunity to decide for themselves whether the prospective benefits offered by the Non-Employee Director Plan are worth the dilution that will result from the Non-Employee Director Plan’s operation. Further, each grant of Restricted Stock will be approved by the Required Majority on the basis that the issuance is in the best interests of Capital Southwest and its shareholders. Capital Southwest is subject to the standards and guidelines adopted by the Financial Accounting Standards Board for operating companies relating to the accounting for and disclosure of the Restricted Stock, and the Securities Exchange Act of 1934 (the “Exchange Act”) requirements relating to executive compensation disclosure.

Based on the manner in which the issuance of Restricted Stock pursuant to the Non-Employee Director Plan will be administered, the Restricted Stock will be no more dilutive than if Capital Southwest were to issue stock options to Non-Employee Directors, as is permitted by Section 61(a)(3). Furthermore, there is a limit on the total number of
19 We note that the staff has previously stated that it would not recommend enforcement action to the Commission under Section 23(a) if closed-end funds directly compensate their directors with fund shares, provided that the directors’ services are assigned a fixed dollar value prior to the time that the compensation is payable. Statement of Staff Position, Interpretive Matters Concerning Independent Directors of Investment Companies (Oct. 14, 1999).

shares that Capital Southwest will issue under the Non-Employee Director Plan. Capital Southwest has agreed that the maximum amount of Restricted Stock that may be issued under the Plans will be 10% of the outstanding shares of common stock of Capital Southwest on the effective date of the Plans plus 10% of the number of shares of Capital Southwest’s common stock issued or delivered by Capital Southwest (other than pursuant to compensation plans) during the term of the Plans. Capital Southwest acknowledges that, while awards granted under the Non-Employee Director Plan may have a dilutive effect on the shareholders’ equity per share in Capital Southwest, that effect would be outweighed by the anticipated benefits of the Non-Employee Director Plan to Capital Southwest and its shareholders.

Section 61(a)(3) provides that the amount of voting securities that would result from the exercise of all of a BDC’s outstanding warrants, options or rights, at the time of issuance, may not exceed 25% of the outstanding voting securities of such BDC, except that if the amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights issued to such BDC’s directors, officers and employees, would exceed 15% of the outstanding voting securities of such BDC, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights, at the time of issuance shall not exceed 20% of the outstanding voting securities of such BDC. Under the Non-Employee Director Plan, the maximum amount of Restricted Stock that may be issued will be 10% of the outstanding shares of common stock of Capital Southwest on the effective date of the Plans, plus 10% of the number of shares of Capital Southwest’s common stock issued or delivered by Capital Southwest (other than pursuant to compensation plans) during the term of the Plans. For purposes of determining Capital Southwest’s compliance with the limits in Section 61(a)(3) of the 1940 Act, Capital Southwest will treat Restricted Stock issued under the Non-Employee Director Plan as voting securities that would result from the exercise of all outstanding warrants, options, and rights issued to directors, officers and employees.20

Consistency with the Purposes of the 1940 Act

As indicated earlier, Capital Southwest is at a disadvantage in competing with other financial services companies in attracting and retaining personnel, including Non-Employee Directors, because they cannot offer shares of Capital Southwest as part of a compensation plan.  Capital Southwest believes that its competitors have reserved between 10% and 20% of their outstanding voting securities for issuance under their employee incentive compensation plan. As noted above, Capital Southwest also believes that it competes directly for experienced executives and other professionals, including non-employee directors, with many non-public companies. Because these companies are not required to make their employee incentive compensation plans public, Capital Southwest is not able to provide definitive numbers regarding the percentages of outstanding voting securities that these companies have reserved for issuance under their incentive compensation plans for non-employee directors.

The Commission previously recognized the problem of restricting equity compensation in the context of SBICs in 1971 and granted a limited exemption from the 1940 Act’s provisions to permit SBICs to issue qualified stock options.  Congress amended the 1940 Act in 1980 to permit BDCs also to issue warrants, options, and rights subject to certain conditions and limitations.  The Commission again recognized these problems in the context of closed-end investment companies in 1985 and granted a limited exemption from the 1940 Act’s provisions to permit certain internally managed closed-end investment companies to issue incentive stock options.  In 1998, the Commission issued the Baker Fentress Order and in 2005, the Commission issued the Adams Express Order, both permitting numerous types of equity compensation, including the issuance of restricted stock by a registered closed-end investment company.  Finally, the Commission issued, among others, the MCG Order, the Capital Southwest Order, the Main Street Order, the Triangle Order, Newtek Order, and Sutter Rock Order, permitting equity compensation, including the issuance of restricted stock by a BDC.  In each of these instances, it was found that equity compensation would not offend the 1940 Act’s policies and purposes.

Capital Southwest is merely requesting that it be allowed to issue Restricted Stock in substantially the same manner and subject to substantially similar restrictions under which it is currently permitted to issue warrants, options and
20 For purposes of calculating compliance with this limit, the Company will count as Restricted Stock all shares of its common stock that are issued under the Non-Employee Director Plan less any shares that are forfeited back to the Company and cancelled as a result of forfeiture restrictions not lapsing rights to purchase under Section 61(a)(3).  Section 61(a)(3)(B) of the 1940 Act permits a BDC to issue to its officers, directors and employees, pursuant to an executive compensation plan, warrants, options and rights to purchase the BDC’s voting securities, subject to certain requirements.  The concerns underlying the enactment of those provisions included (i) preferential treatment of investment company insiders and the use of options and other rights by insiders to obtain control of the investment company; (ii) complication of the investment company’s structure that made it difficult to determine the value of Capital Southwest’s shares; and (iii) dilution of shareholders’ equity in the investment company. The Commission has, by way of exemptive order, permitted other BDCs to issue restricted stock to employees and directors. Capital Southwest further submits that the Non-Employee Director Plan would not violate the purposes behind Sections 23(a) and (b).

The Non-Employee Director Plan does not raise concerns about preferential treatment of Capital Southwest’s insiders because the Non-Employee Director Plan is a bona fide compensation plan of the type common among corporations generally and that is contemplated by Section 61 of the 1940 Act and approved by the Commission in the orders given to, among others, MCG Capital, Main Street, Triangle, Newtek, and Sutter Rock.

Capital Southwest further states that the Non-Employee Director Plan will not unduly complicate Capital Southwest’s structure because equity-based incentive compensation arrangements are widely used among corporations and commonly known to investors. Capital Southwest notes that the Non-Employee Director Plan will be submitted to its shareholders for their approval, subject to and following receipt of the Amended Order. Capital Southwest represents that a concise, “plain English” description of the Non-Employee Director Plan, including its potential dilutive effect, will be provided in the proxy materials that will be submitted to Capital Southwest’s shareholders. Capital Southwest also states that it will comply with the proxy disclosure requirements in Item 10 of Schedule 14A under the Exchange Act. Capital Southwest further notes that the Non-Employee Director Plan will be disclosed to investors in accordance with the requirements of the Form N-2 registration statement for closed-end investment companies, and pursuant to the standards and guidelines adopted by the Financial Accounting Standards Board for operating companies. Capital Southwest thus concludes that the Non-Employee Director Plan will be adequately disclosed to investors and appropriately reflected in the market value of Capital Southwest’s shares. In addition, Capital Southwest states that its shareholders will be further protected by the conditions to the requested order that assure continuing oversight of the operation of the Non-Employee Director Plan by the Board.

4.    Standards for an Order Under Rule 17d-1

Rule 17d-l, made applicable to BDCs by Section 57(i),provides that the Commission may, by order upon application, grant relief under Section 57(a)(4)and Rule 17d-1 permitting certain joint enterprises or arrangements and profit-sharing plans. Rule 17d-1(b) further provides that in passing upon such an application, the Commission will consider (i) whether the participation of the BDC in such enterprise, arrangement or plan is consistent with the policies and purposes of the 1940 Act and (ii) the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Consistency with the 1940 Act’s Policies and Purposes

The arguments as to why the Non-Employee Director Plan is consistent with the 1940 Act are almost identical to the standards for exemptions under Section 6(c) and have been set forth above.  Additionally, Section 57(j)(1) expressly permits any director, officer or employee of BDC to acquire warrants, options and rights to purchase voting securities of such BDC, and the securities issued upon the exercise or conversion thereof, pursuant to an executive compensation plan which meets the requirements of Section 61(a)(3)(B).  Capital Southwest submits that the issuance of Restricted Stock pursuant to the Non-Employee Director Plan poses no greater risk to shareholders than the issuances currently permitted by Section 57(j)(1).

Differences in Participation

Capital Southwest’s role is necessarily different from that of other participants in the arrangement at issue since the other participants in the Non-Employee Director Plan are its Non-Employee Directors. The respective rights and duties of Capital Southwest and its Non-Employee Directors are different and not comparable. However, Capital

Southwest’s participation with respect to the Non-Employee Director Plan will not be “less advantageous” than that of the Participants.  Capital Southwest, either directly or indirectly, is responsible for the compensation of the Participants; the Non-Employee Director Plan is simply Capital Southwest’s chosen method of providing such compensation.  Moreover, Capital Southwest believes the Non-Employee Director Plan will benefit Capital Southwest by enhancing its ability to attract and retain highly qualified personnel, including non-employee directors.

IV. TAX WITHHOLDING OBLIGATIONS

A.       Requested Order

Capital Southwest requests an Amended Order of the Commission for relief under Section 23(c) to permit Capital Southwest to withhold shares of its common stock or purchase shares of Capital Southwest’s common stock from participants to satisfy tax withholding obligations related to the vesting of Restricted Stock that will be granted pursuant to the Non-Employee Director Plan. The Commission previously issued an exemptive order to Capital Southwest to permit it to withhold shares of its common stock or purchase shares of Capital Southwest’s common stock from participants to satisfy tax withholding obligations related to the vesting of Restricted Stock that was granted pursuant to the 2010 Plan, which, as described above, will terminate by its terms on July 18, 2021.21 Therefore, Capital Southwest is seeking the same relief under the Non-Employee Director Plan.

B.       Tax Consequences of Restricted Stock Awards

Generally, a grant of Restricted Stock under the Non-Employee Director Plan will not result in taxable income to the recipient for U.S. federal income tax purposes at the time of the grant. The value of Restricted Stock generally will be taxable to the recipient as ordinary income in the years in which the restrictions on the shares lapse. Such value will be the fair market value of the shares on the dates the restrictions lapse. Any recipient, however, may elect pursuant to Section 83(b) of the Code to treat the fair market value of the Restricted Stock on the date of grant as ordinary income in the year of the grant, provided the recipient makes the election within 30 days after the date of the grant. Generally, Participants forego such elections in order to avoid the risk of being taxed on compensation they never realize, either because they forfeit the Restricted Stock or the value of the Restricted Stock drops prior to vesting.

On the date the Restricted Stock vests (assuming no Section 83(b) election has been made), the shares are released to the Participant and available for sale or transfer (subject to Capital Southwest’s share retention guidelines). In accordance with the applicable regulations of the Internal Revenue Service (the “IRS”), Capital Southwest requires the recipient to pay to it an amount sufficient to satisfy withholding taxes in respect of such compensation income at the time the restrictions on the shares lapse or the recipient makes a Section 83(b) election. Where the cumulative withholding for all employees exceeds $100,000, the amounts withheld generally must be deposited with the IRS by the next business day; therefore, procedures generally must be implemented to collect the withholding from employees on the vesting date itself or as soon as possible thereafter.

In lieu of receiving a cash payment or withholding from other compensation from a Participant, typically a stock plan will provide for withholding of shares equal in value at the vesting date to the monetary amount of the company’s withholding obligation, sometimes referred to as a “net share settlement.” In this scenario, shares with value equal to the tax payment are withheld from the award and may be returned to the plan reserve, if permitted under the terms of the plan or award agreement. If Capital Southwest withholds shares to satisfy this withholding tax obligation, instead of cash, the recipient nonetheless will be required to include in income the fair market value of the shares withheld.

The Non-Employee Director Plan incorporates this concept of “net share settlement.” Specifically, it provides that Capital Southwest is authorized to withhold the Company’s common stock (in whole or in part) from any award of restricted shares granted at the time the Restricted Stock is taxed in satisfaction of a participant’s tax obligations.
21 See Capital Southwest Corporation, Investment Company Act Release No. 32787 (August 22, 2017).

However, no such withholding of shares will take place except pursuant to written assurance from the staff of the Commission or exemptive relief from the Commission.

C.       Applicable Law and Need for Relief

Section 23(c), which is made applicable to BDCs by Section 63, generally prohibits a BDC from purchasing any securities of which it is the issuer except in the open market pursuant to tenders, or “under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.” No rule addresses “purchases” by a BDC in the circumstances described in this Application. Thus, to the extent that the transactions between Capital Southwest and the Participants described in this Application with respect to the Non-Employee Director Plan constitute “purchases” by Capital Southwest of its own securities, Section 23(c), absent relief, would prohibit such transactions.

D.       Capital Southwest’s Legal Arguments

Section 23(c)(3) permits a BDC to purchase securities of which it is the issuer “under such . . . circumstances as the Commission may permit by . . . orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.” As noted above, the transactions between Capital Southwest and the Participants described in this Application with respect to the Non-Employee Director Plan may entail “purchases” by Capital Southwest of its own securities within the meaning of Section 23(c). However, Capital Southwest submits that any such purchases will be made in a manner that does not unfairly discriminate against Capital Southwest’s other shareholders. Capital Southwest will use the closing sales price of its shares of common stock on the Nasdaq Global Select Market (or any primary exchange on which its shares of common stock may be traded in the future) as the “fair market value” of its common stock under the Non-Employee Director Plan (i.e., the public market price on the date of grant of Restricted Stock). The shares of Capital Southwest’s common stock used to satisfy tax withholding will be valued based on the current fair market value on the date of the transaction. Because the transactions between Capital Southwest and the Participants described in this Application with respect to the Non-Employee Director Plan will take place at the public market price for Capital Southwest’s common stock, these transactions will not be significantly different than could be achieved by any shareholder selling in a transaction on the Nasdaq Global Select Market. Moreover, these transactions may be made only as permitted by the Non-Employee Director Plan, which was approved by the Board prior to any application of the relief and will be submitted to the shareholders for their approval. This transaction permits Capital Southwest to deliver only shares net of the required tax withholding to the award recipients, thereby reducing the number of shares issued in connection with awards granted under the Non-Employee Director Plan. The resulting reduction in dilution using these transactions should benefit all of Capital Southwest’s shareholders. Finally, without the relief sought hereby, the Non-Employee Directors may be forced to sell more shares in the open market or a portion of the non-cash awards that vest or are delivered under the Non-Employee Director Plan to satisfy their tax withholding obligations. A large influx of Capital Southwest’s shares into the open market over a short period of time would not be beneficial to Capital Southwest’s shareholders. No transactions will be conducted pursuant to the Amended Order on days where there are no reported market transactions involving Capital Southwest’s shares. Moreover, the withholding provision in the Non-Employee Director Plan does not raise concerns about preferential treatment of Capital Southwest’s insiders because the Non-Employee Director Plan is a bona fide compensation plan of the type that is common among corporations generally. Finally, the vesting schedule of each grant of Restricted Stock is one-year as set forth in the Non-Employee Director Plan.

In light of the foregoing, Capital Southwest believes that the requested relief meets the standards of Section 23(c)(3). Moreover, the important role that equity compensation can play in attracting and retaining qualified personnel, including non-employee directors, has been expressly recognized by the Commission with respect to certain types of investment companies, including closed-end investment companies, SBICs and BDCs. Capital Southwest believes that its request for the Amended Order is consistent with the policies underlying the provisions of the 1940 Act permitting the use of equity compensation as well as prior exemptive relief granted by the Commission for relief under Section 23(c).

E.       Precedent

The Commission has previously granted exemptive relief from Section 23(c) to BDCs in substantially similar circumstances. On June 16, 2020, the Commission issued the Sutter Rock Order to permit Sutter Rock, among other things, to withhold shares of its common stock or purchase shares of its common stock from employees, officers, directors, and non-employee directors to satisfy tax withholding obligations relating to the vesting of restricted shares or the exercise of options.22 On January 30, 2019, the Commission issued the Hercules Capital Order to permit Hercules Capital, among other things, to withhold shares of its common stock or purchase shares of its common stock from employees, officers, directors, and non-employee directors to satisfy tax withholding obligations relating to the vesting of restricted shares or the exercise of options.23 On August 22, 2017, the Commission issued the Capital Southwest Order to permit Capital Southwest Corporation to withhold shares of its common stock or purchase shares of its common stock from participants to satisfy tax withholding obligations relating to the vesting of restricted shares or the exercise of options that will be granted pursuant to its equity incentive plan.24 On January 10, 2017, the Commission issued an order for an exemption from Section 23(c) to permit Equus Total Return, Inc. to withhold shares of its common stock or purchase shares of its common stock from participants to satisfy tax withholding obligations relating to the vesting of restricted stock or the exercise of options that will be granted pursuant to its equity incentive plan.25 On May 10, 2016, the Commission issued an order for an exemption from Section 23(c) to permit Newtek Business Services Corp. to withhold shares of its common stock or purchase shares of its common stock from participants to satisfy tax withholding obligations relating to the vesting of restricted stock or the exercise of options to purchase shares of its common stock.26 On June 16, 2015, the Commission issued an order for an exemption from Section 23(c) to permit KCAP Financial, Inc. to withhold shares of its common stock or purchase shares of its common stock from participants to satisfy tax withholding obligations relating to the vesting of restricted stock or the exercise of options to purchase shares of its common stock.27 On April 3, 2012, the Commission issued the Harris & Harris Order to permit Harris & Harris to withhold shares of its common stock from participants and to permit participants to pay the exercise price of options that were granted to them pursuant to a predecessor plan with shares of common stock.28 On April 20, 2010, the Commission issued the MCG Order from Section 23(c) permitting MCG Capital to withhold shares of its common stock or purchase shares of its common stock from the participants to satisfy tax withholding obligations related to the vesting of restricted stock that were or will be granted pursuant to its incentive compensation plans.29 On June 16, 2009, the Commission issued the Main Street Order to permit Main Street, pursuant to its plan, to engage in certain transactions that may constitute purchases by Main Street Capital Corporation of its own securities within the meaning of Section 23(c).30 On May 5, 2009, the Commission issued an amended order granting Triangle exemptive relief from Section 23(c) in connection with withholding obligations related to vesting restricted shares and option exercises, and the payment of an option exercise price with shares of common stock already held by the participant.31

Additionally, in 1998, the Commission issued Baker Fentress and Adams Express exemptive relief from Section 23(c) in connection with the payment of a stock option exercise price with previously acquired stock.

Because the exemptive relief sought by this Application is substantially identical to those in a number of orders granted by the Commission permitting comparable arrangements, including the orders issued to Sutter Rock,
22 Sutter Rock Capital Corp., Investment Company Act Release No. 333894 (June 16, 2020).
23 Hercules Capital, Inc., Investment Company Act Release No. 33360 (January 30, 2019).
24 Capital Southwest Corporation, Investment Company Act Release No. 32787 (Aug. 22, 2017).
25 Equus Total Return, Inc., Investment Company Act Release No. 32421 (January 10, 2017).
26 Newtek Business Services Corp., Investment Company Act Release No. 32109 (May 10, 2016).
27 KCAP Financial, Inc., Investment Company Act Release No. 31676 (June 16. 2015).
28 Harris & Harris Group, Inc., Investment Company Act Release No. 30027 (April 3, 2012).
29 MCG Capital Corporation, Investment Company Act Release No. 29210 (April 20, 2010).
30 Main Street Capital Corporation et al., Investment Company Act Release No. 28769 (June 16, 2009).
31 Triangle Capital Corporation, Investment Company Act Release No. 28718 (May 5, 2009).

Hercules, Capital Southwest, Equus Total Return, Inc., Newtek Business Services Corp., KCAP Financial, Inc., Harris & Harris Group, Inc., Hercules Capital, Inc., MCG Capital, Main Street, and Triangle discussed above, Capital Southwest respectfully requests that the Commission grant the exemptive relief requested by this Application.

In addition, it is important to highlight that that stock withholding provisions and the other provisions contained in the Non-Employee Director Plan described in this Application are common features found in the equity compensation plans of many public companies not regulated under the 1940 Act with which Capital Southwest competes for personnel resources.

Accordingly, Capital Southwest respectfully requests that the Commission issue an order under Section 23(c) to permit Capital Southwest to withhold shares of its common stock or purchase shares of Capital Southwest’s common stock from participants to satisfy tax withholding obligations related to the vesting of Restricted Stock that will be granted pursuant to the Non-Employee Director Plan.

V.    CAPITAL SOUTHWEST’S CONDITIONS

Capital Southwest agrees that the Amended Order granting the requested relief will be subject to the following conditions:

1. The Non-Employee Director Plan will be authorized by Capital Southwest’s shareholders.

2. Each issuance of Restricted Stock to Non-Employee Directors will be approved by the Required Majority of Capital Southwest’s directors on the basis that such grant is in the best interests of the Capital Southwest and its shareholders.

3. The amount of voting securities that would result from the exercise of all of Capital Southwest’s outstanding warrants, options and rights, together with any Restricted Stock issued and outstanding pursuant to the Non-Employee Director Plan and any other compensation plans of the Company, at the time of issuance shall not exceed 25% of the outstanding voting securities of Capital Southwest, except that if the amount of voting securities that would result from the exercise of all of Capital Southwest’s outstanding warrants, options and rights issued to Capital Southwest’s directors, officers and employees, together with any Restricted Stock issued pursuant to the Non-Employee Director Plan and any other compensation plans of the Company, would exceed 15% of the outstanding voting securities of Capital Southwest, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options and rights, together with any Restricted Stock issued pursuant to the Non-Employee Director Plan and any other compensation plans of the Company, at the time of issuance shall not exceed 20% of the outstanding voting securities of Capital Southwest.

4. The maximum amount of shares of Restricted Stock that may be issued under the Plans will be 10% of the outstanding shares of common stock of Capital Southwest on the effective date of the Plans plus 10% of the number of shares of Capital Southwest’s common stock issued or delivered by Capital Southwest (other than pursuant to compensation plans) during the term of the Non-Employee Director Plan.

5. The Board will review the Non-Employee Director Plan at least annually.  In addition, the Board will review periodically the potential impact that the issuance of Restricted Stock under the Non-Employee Director Plan could have on Capital Southwest’s earnings and net asset value per share, such review to take place prior to any decisions to grant Restricted Stock under the Non-Employee Director Plan, but in no event less frequently than annually.  Adequate procedures and records will be maintained to permit such review.  The Board will be authorized to take appropriate steps to ensure that the grant of Restricted Stock under the Non-Employee Director Plan would not have an effect contrary to the interests of Capital Southwest’s shareholders.  This authority will include the authority to prevent or limit the granting of additional Restricted Stock under the Non-Employee Director Plan.  All records maintained pursuant to this condition will be subject to examination by the Commission and its staff.

VI. CONCLUSION

For the reasons set forth above, Capital Southwest believes that granting an exemption from the above provisions would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. It would not involve any overreaching and the terms are fair and reasonable.

VII.   PROCEDURAL MATTERS

A. Communications

Please address all communications concerning this Application and the Notice and the Order to:

Mr. Bowen S. Diehl
Chief Executive Officer and President
Capital Southwest Corporation
5400 Lyndon B Johnson Freeway, Suite 1300
Dallas, Texas 75240

Please address any questions concerning this Application and a copy of any communications, notice, or order to:

Steven B. Boehm, Esq.
Payam Siadatpour, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001
(202) 383-0176

B. Authorization

The filing of Capital Southwest’s Application for the Amended Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the unanimous consent of the Board  dated March 26, 2021.  A copy of the resolutions then adopted by the Board is attached as Exhibit B. Such authorization still remains in full force and effect.

VIII.   EXHIBITS

Exhibit A	Capital Southwest Corporation 2021 Non-Employee Director Restricted Stock Award Plan

Exhibit B	Resolution of the Board of Directors of Capital Southwest Corporation – Approval of Capital Southwest Corporation 2021 Non-Employee Director Restricted Stock Award Plan and Application for Exemptive Order

Capital Southwest has caused this Application to be duly signed on its behalf, in the County of Dallas, State of Texas, on the 29th day of March, 2021.

CAPITAL SOUTHWEST CORPORATION

By:	/s/ Bowen S. Diehl
Name:	Bowen S. Diehl
Title:	Chief Executive Officer and President

Exhibit A

CAPITAL SOUTHWEST CORPORATION

2021 NON-EMPLOYEE DIRECTOR RESTRICTED STOCK AWARD PLAN

1.              PURPOSE OF THE PLAN

The purpose of this Restricted Stock Plan (this “Plan”) is to advance the interests of Capital Southwest Corporation (the “Company”) by providing to members of the Company’s Board of Directors who are not employees of the Company (“Non-Employee Directors”) additional incentives, to the extent permitted by law, to exert their best efforts on behalf of the Company, and to provide a means to attract and retain persons of outstanding ability to the service of the Company. It is recognized that the Company’s efforts to attract or retain these individuals will be facilitated with this additional form of compensation.

2.              ADMINISTRATION

This Plan shall be administered by the Compensation Committee (the “Committee”) of the Company’s Board of Directors (the “Board”), which is comprised solely of directors who are not interested persons of the Company within the meaning of Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “Act”). The Committee shall interpret this Plan and, to the extent and in the manner contemplated herein, shall exercise the discretion reserved to it hereunder. The Committee may prescribe, amend and rescind rules and procedures relating to this Plan and make all other determinations necessary for its administration. The decision of the Committee on any interpretation of this Plan or administration hereof, if in compliance with the provisions of the Act and regulations promulgated thereunder, shall be final and binding with respect to the Company and the Non-Employee Directors.

3.              SHARES SUBJECT TO THE PLAN

The shares subject to this Plan shall be shares of the Company’s common stock, par value $0.25 per share (“Shares”). Subject to the provisions hereof concerning adjustment, the total number of shares that may be awarded as restricted shares under this Plan shall not exceed 120,000 Shares. Any Shares that were granted pursuant to an award of restricted stock under this Plan but that are forfeited pursuant to the terms of the Plan or an award agreement shall again be available under this Plan. Shares used for tax withholding shall not again be available under this Plan.  Shares may be made available from authorized, un-issued or reacquired stock or partly from each.

4.              AWARDS

(A) Non-Employee Directors. Non-Employee Directors will each receive a grant of shares of restricted stock at or about the beginning of each one-year term of service on the Board, for which forfeiture restrictions will lapse at the end of that term; provided that the Board may provide in any award agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to restricted stock will be waived in whole or in part in the event of terminations resulting from any cause, and the Board may in other cases waive in whole or in part the forfeiture of restricted stock.  The number of shares of restricted stock granted to each Non-Employee Director each year will be the equivalent of $50,000 worth of Shares based on the market value at the close of the Nasdaq Global Select Market on the date of grant.

(B) Award Agreements. All restricted stock granted under this Plan will be evidenced by an agreement. The agreement documenting the award of any restricted stock granted pursuant to this Plan shall contain such terms and conditions as the Committee shall deem advisable, including but not limited to the lapsing of forfeiture restrictions. Agreements evidencing awards made to different participants or at different times need not contain similar provisions. In the case of any discrepancy between the terms of this Plan and the terms of any award agreement, the Plan provisions shall control.

(C)  Stockholder Rights.  Holders of restricted stock shall have all the rights of a holder upon issuance of the restricted stock award including, without limitation, voting rights and the right to receive dividends.

5.              LIMITATIONS ON RESTRICTED STOCK AWARDS

Grants of restricted stock awards shall be subject to the following limitations:

(A) The total number of shares that may be outstanding as restricted shares under all of the Company’s compensation plans shall not exceed ten (10) percent of the total number of Shares outstanding on the effective date of the Plan and the Company’s 2021 Employee Restricted Stock Award Plan (together, the “Plans”) plus ten (10) percent of the number of shares of Stock issued or delivered by the Company (other than pursuant to compensation plans) during the term of the Plans.

(B) The amount of voting securities that would result from the exercise of all of the Company’s outstanding warrants, options, and rights, together with any restricted stock issued pursuant to this Plan and any other compensation plan of the Company, at the time of issuance shall not exceed twenty-five (25) percent of the outstanding voting securities of the Company, provided, however, that if the amount of voting securities that would result from the exercise of all of the Company’s outstanding warrants, options, and rights issued to the Company’s directors, officers, and employees, together with any restricted stock issued pursuant to this Plan and any other compensation plan of the Company, would exceed fifteen (15) percent of the outstanding voting securities of the Company, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights, together with any restricted stock issued pursuant to this Plan and any other compensation plan of the Company, at the time of issuance shall not exceed twenty (20) percent of the outstanding voting securities of the Company.

6.              TRANSFERABILITY OF RESTRICTED STOCK

While subject to forfeiture provisions, restricted stock shall not be transferable other than to the spouse or lineal descendants (including adopted children) of the participant, any trust for the benefit of the participant or the benefit of the spouse or lineal descendants (including adopted children) of the participant, or the guardian or conservator of the participant (“Permitted Transferees”).

7.              EFFECT OF CHANGE IN STOCK SUBJECT TO THE PLAN

(A)                   Capitalization Adjustments.  In the event of a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in the Company’s capital structure, the Board will make appropriate adjustments to the maximum number of shares that may be delivered under this Plan, to the maximum per-participant share limit, and will also make appropriate adjustments to the number and kind of shares of stock or securities subject to awards then outstanding or subsequently granted and any other provision of awards affected by such change. To the extent consistent with continued exclusion from or compliance with Section 409A of the Internal Revenue Code of 1986, as amended and in effect, or any successor statute as from time to time in effect, and other applicable law, the Board may also make adjustments of the type described in the preceding sentence to take into account distributions to stockholders other than those provided for in such sentence, or any other event, if the Board determines that adjustments are appropriate to avoid distortion in the operation of the Plan and to preserve the value of awards granted hereunder.

(B)                   Change in Control.  Except as otherwise provided in an award, in the event of a Change in Control (as defined below) in which there is an acquiring or surviving entity, the Board may provide for the assumption of some or all outstanding awards, or for the grant of new awards in substitution therefor, by the acquirer or survivor or an affiliate of the acquirer or survivor, in each case on such terms and subject to such conditions as the Board determines. In the absence of such an assumption or if there is no substitution, except as otherwise provided in the award, each award will become fully vested or exercisable prior to the Change in Control on a basis that gives the holder of the award a reasonable opportunity, as determined by the Board, to participate as a stockholder in the

Change in Control following vesting or exercise, and the award will terminate upon consummation of the Change in Control.

A “Change in Control” means an event set forth in any one of the following paragraphs:

(i)                         any “person” or group (as defined in Section 3(a)(9) of the Securities Exchange Act of 1934 (as amended, and including the rules and regulations promulgated thereunder, the “Exchange Act”), and as modified in Section 13(d) and 14(d) of the Exchange Act), together with their affiliates and associates (both as defined in Rule 12b-2 under the Exchange Act) other than (i) the Company or any of its subsidiaries, (ii) any employee benefit plan of the Company or any of its subsidiaries, or the trustee or other fiduciary holding securities under any such employee benefit plan, (iii) a company owned, directly or indirectly, by stockholders of the Company in substantially the same proportions as their ownership of the Company or (iv) an underwriter temporarily holding securities pursuant to an offering of such securities by the Company, becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of more than thirty (30) percent of combined voting power of the voting securities of the Company then outstanding; or

(ii)                      individuals who, as of the effective date of the Plan, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that for purposes of this definition of Change in Control, any individual becoming a director subsequent to the effective date of the Plan whose appointment or nomination for election to the Board was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an election contest with respect to the election or removal of directors or other solicitation of proxies or consents by or on behalf of a person other than the Board; or

(iii)                   the consummation of any merger, reorganization, business combination or consolidation of the Company or one of its subsidiaries (a “Business Combination”) with or into any other entity, other than a merger, reorganization, business combination or consolidation a result of which (or immediately after which) the holders of the voting securities of the Company outstanding immediately prior thereto holding securities would represent immediately after such merger, reorganization, business combination or consolidation more than a majority of the combined voting power of the voting securities of the Company or the surviving entity or the parent of such surviving entity; or

(iv)                  the consummation of a sale or disposition by the Company of all or substantially all of the Company’s assets, other than a sale or disposition if the holders of the voting securities of the Company outstanding immediately prior thereto hold securities immediately thereafter which represent more than a majority of the combined voting power of the voting securities of the acquirer, or parent of the acquirer, of such assets; or

(v)                     the stockholders of the Company approve a plan of complete liquidation or dissolution of the Company.

Notwithstanding the foregoing, a “Change in Control” shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the stock of the Company immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of the Company immediately following such transaction or series of transactions.

8.              MISCELLANEOUS PROVISIONS

(A) The Committee is authorized to take appropriate steps to ensure that neither the grant of nor the lapsing of the forfeiture restrictions on awards under this Plan would have an effect contrary to the interests of the

Company’s stockholders. This authority includes the authority to prevent or limit the granting of additional awards under this Plan.

(B) The granting of any award under the Plan shall not impose upon the Company any obligation to appoint or to continue to appoint as a director or employee any participant, and the right of the Company and its subsidiaries to terminate the employment of any employee, or service of any director, shall not be diminished or affected by reason of the fact that an award has been made under the Plan to such participant.

(C)  The Company may make such provisions as it deems appropriate to withhold any taxes the Company determines it is required to withhold with respect to any award.

(D)  The Plan and all awards and actions taken hereunder shall be governed by the laws of the state of Texas, without regard to the choice of law principles of any jurisdiction.

9.              AMENDMENT AND TERMINATION

(A)  The Board may modify, revise or terminate this Plan at any time and from time to time, subject to applicable requirements in (a) the Company’s articles of incorporation, as amended from time to time (the “Articles of Incorporation”), or the Company’s second amended and restated bylaws, as amended from time to time (the “Bylaws”), and (b) applicable law and orders. The Board shall seek stockholder approval of any action modifying a provision of the Plan where it is determined that such stockholder approval is appropriate under the provisions of (a) applicable law or orders, or (b) the Articles of Incorporation or the Bylaws.

(B)  Unless sooner terminated, the Plan shall terminate on the day before the tenth (10th) anniversary of the date the Plan is approved by the stockholders of the Company. Notwithstanding the termination of the Plan, awards granted prior to termination of the Plan shall continue to be effective and shall be governed by the Plan.

10. EFFECTIVE DATE OF THE PLAN

The Plan shall become effective upon the approval of this Plan by the shareholders of the Company.

Exhibit B
RESOLUTIONS
OF
THE BOARD OF DIRECTORS
OF
CAPITAL SOUTHWEST CORPORATION

Adopted on March 26, 2021

WHEREAS, the Board believes that it is in the best interests of the Company and its shareholders that, in order to retain directors, it is necessary to incentivize directors of the Company through the issuance of restricted stock of the Company under the Capital Southwest Corporation 2021 Non-Employee Director Restricted Stock Award Plan (the “Non-Employee Director Plan”);

WHEREAS, the Board has reviewed the Non-Employee Director Plan, a copy of which is attached hereto as Exhibit C;

WHEREAS, the Board believes that it is in the best interests of the Company and its shareholders that the Company seek exemptive relief from the SEC related to the above described actions under the Non-Employee Director Plan (the “Non-Employee Director Plan Exemptive Application”), a copy of which is attached hereto as Exhibit D; and

WHEREAS, the Board has reviewed the Non-Employee Director Plan Exemptive Application for the order pursuant to Sections 6(c) of the 1940 Act, granting an exemption from Sections 23(a), 23(b) and 63 of the 1940 Act, pursuant to Sections 57(a)(4) and 57(i) of the 1940 Act and Rule 17d-1 thereunder permitting certain joint transactions otherwise prohibited by Section 57(a)(4) of the 1940 Act, and pursuant to Section 23(c)(3) of the 1940 Act granting an exemption from Section 23(c) (the “Non-Employee Director Plan Order”).

NOW, THEREFORE, BE IT RESOLVED, that, based upon the recommendation of the Compensation Committee, the Board hereby approves the Non-Employee Director Plan, subject to the issuance of the Non-Employee Director Plan Order, and the Non-Employee Director Plan Exemptive Application, each substantially in the form provided to the Board;

FURTHER RESOLVED, that the Board hereby directs that the Authorized Officers (as defined below) submit the Non-Employee Director Plan Exemptive Application to the SEC for the Non-Employee Director Plan Order;

FURTHER RESOLVED, that the Authorized Officers be, and each hereby is, authorized for and on behalf of the Company to prepare, execute and file the Non-Employee Director Plan Exemptive Application with the SEC pursuant to the 1940 Act for the Non-Employee Director Plan Order and any amendments thereto that the Authorized Officer deems to be necessary, desirable or appropriate, together with any and all exhibits and documents or supplemental information relating thereto, in connection with the Non-Employee Director Plan and that the form or any amendment or supplements thereto will be as approved by the Authorized Officers executing the same, the approval by the Company of such Authorized Officers to be evidenced conclusively by their execution of the same;

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized and empowered in the name and on behalf of the Company to do or cause to be done all such acts and to sign, execute, certify to, verify, acknowledge, deliver, accept, file, and record any and all such documents as, in the judgment of any such person, are deemed to be necessary, desirable, or appropriate to effect the purposes of these resolutions; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the Company shall be the Chief Executive Officer, the President, Chief Financial Officer, Chief Compliance Officer, the Secretary, and the Treasurer of the Company (collectively, the “Authorized Officers”).